UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Naiad Creative, Inc.

DBA Pink Bench Distilling

Legal status of issuer

Corporation

Form

Corporation

Jurisdiction of Incorporation/Organization

Montana

Date of organization

August 12, 2021

Physical address of issuer

225 East Kootenai Ave., Troy, MT 59935

Website of issuer

http://www.pinkbenchdistilling.com

Name of intermediary through which the offering will be conducted

MiTec, PBC under its trade name Crowdfund Montana

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of offering proceeds raised in the offering. In addition to the compensation paid to the intermediary, the issue will incur escrow fees and transaction costs that will be reimbursed if advanced on issuer's behalf.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Preferred Stock

Price (or method for determining price)

Original Issue Price

Target offering amount

$58,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$377,000

Deadline to reach the target offering amount

April 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

No salaried employees at the time of filing. The two co-founders are not currently being compensated for their efforts.

Financial summary

	Most recent fiscal year end (2021)	Last fiscal year-end (2020)
Total Assets	$ 0	$ N/A
Cash and Cash Equivalents	$ 0	$ N/A
Accounts Receivable	$ 0	$ N/A
Short-term Debt	$ 0	$ N/A
Long-term Debt	$ 0	$ N/A
Revenues/Sales	$ 0	$ N/A
Cost of Goods Sold	$ 0	$ N/A
Taxes Paid	$ 0	$ N/A
Net Income	$ 0	$ N/A

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

NAIAD CREATIVE, INC

Signature: Shawna L. Kelsey

Title: Director/CEO

Date:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Shawna L. Kelsey

Title: Director/CEO

Date:

Form C


Offering Statement
of
Naiad Creative, Inc.
DBA Pink Bench Distilling
"Pink Bench Distilling," the "issuer," the "company," "we,"
"our," "us")

Preferred Stock


Forward-Looking Statement Disclosure

This Form C, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including the Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained in this Form C is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website

Naiad Creative, Inc. (DBA Pink Bench Distilling)	Corporation	Montana	August 12, 2021	225 East Kootenai Ave., Troy, MT 59935	http://www.pinkbenchdistilling.com/

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Kristina L. Boyd	Director/CFO	August 2021-present
Shawna L. Kelsey	Director/CEO	August 2021 - present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Role
Kristina L. Boyd	Feb 2021 – Present Geum Environmental Consulting	Environmental Consulting	Wildlife Biologist
	Jul 2022 – Sep 2022 USFS Kootenai National Forest, 3 Rivers District	Forest Management	Biological Science Technician
	Apr 2018 – Sep 2021 Natural Resource Citizen Science Program Development	Science Programs	Consulting

	Jul 2020 – Sep 2020 USFS Kootenai National Forest, 3 Rivers District	Forest Management	Biological Science Technician
Shawna L. Kelsey	Jun 2020 – Present Self Employed	Property Management	Property Manager
	May 2008 – June 2020 Yaak Valley Forest Council	Economic Development	Community Development Director

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner   Ownership percentage voting shares

Kristina L. Boyd	50%
Shawna L. Kelsey	50%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Pink Bench Distilling is a trade name (DBA) of Naiad Creative, Inc. The Company was formed in August of 2021 and is located in the far northwest corner of Montana in the town of Troy. Troy is a popular destination for outdoor recreation including hiking, biking, hunting, and fly fishing.

The company is pre-revenue and going through the process of licensure. The primary business will be the distillation and distribution of spirits crafted from locally and regionally sourced ingredients, including both agricultural and forest products. The secondary business function will be the provision of a tasting room with light food and entertainment that will be designed to capture both the local and tourist. Products will include:

Brandy: This spirit will be crafted from locally sourced apples, plums, pears, cherries, and peaches.
Liqueurs: Offerings will include a sustainable alternative to coffee liqueur (roasted roots), a forest fruit liqueur, and a wild ginger liqueur.
Gin: Our gins will highlight many of the fantastic flavors of our local botanicals. We will have a dry variety of gin with crisp evergreen notes, as well as a lighter, floral, version.
Vodka: Our vodka will be crafted from wheat grown and distilled on Montana farmstead. We will have several flavored vodkas that showcase our local botanicals.

Whiskey: Our whiskey grains will be sourced from local fields in northern Idaho and Montana, mashed and distilled in house, aging in oak, and finished with toasted staves of Rocky Mountain maple.

Our family-friendly tasing room will offer a broad bar and spacious, comfortable, indoor and outdoor seating. Our kitchen will serve small plates of quality food along with non-alcoholic beverage options.

We will offer customers the opportunity to create their own bottles of gin, flavored vodka, or liqueur within our production facility. With expert guidance, customers will experience custom blending of botanical distillates and other ingredients and leave with a bottle (or more) of our product with the customer's unique blend of flavors.

During botanical collection seasons, we will offer customers opportunities to accompany us in the field to collect ingredients. These outings will directly connect customers with our staff, our products, our cooperators, and their public land.

As we grow, we will be in a position to offer work and/or employment to local entrepreneurs who are able to sustainably harvest local botanicals and fruit. This ensures that we will be creating local jobs and fostering a true sense of economic independence in our remote town.

Founders Kris and Shawna have been working on bringing Pink Bench Distilling to life for 6 years. They wanted to create a business that would fit easily into the Northwest Montana landscape and have a conservation and economic development impact.

The abundance of unharvested fruit in the area results in problems with the sizeable grizzly and black bear populations. The bears are attracted to the abundant fruit, but they are dangerous for residents and must be relocated or shot when they decide to spend the weekend in someone's apple tree.

Local residents will be able to earn money by picking their fruit for Pink Bench Distilling. This not only saves bears and trees, but it also allows rural Montana residents to enjoy a newfound income source.

Kris and Shawna have apprenticed in a craft distillery in Kalispell, MT and have gained experience in commercial scale production and operations. In addition, the founders have received small business mentoring from SCORE and the 56 Strong Program through Prospera Women's Business Network.

Kris and Shawna are the sole members of Lake Camp, LLC, a Montana Limited Liability Company. Lake Camp, LLC owns the building that will be the home of Pink Bench Distilling. The building was purchased in March 2022. The building is 1,629 sq ft and will be home to both the distilling operation and the tasting room. Construction has started and the Company has entered into a lease agreement for its distilling and tasting room operations.

The building is located at the intersection of Troy's historic downtown and the only access road to the city park, a boat launch, northern neighborhoods, and popular public lands. The local forest provides 30 flavorful botanicals that are federally approved for ingredients in our alcoholic beverages.

The Company has secured a Federal Distilled Spirits Plant permit and has completed audits for a Montana Domestic Distillery License. The Distilled Spirits Plant permit allows the Company to collect federally approved local forest botanicals for use in our spirits.

The Company has completed the Federal NEPA (National Environmental Policy Act) process, including Tribal consultation. The Company acknowledges that it works across historic traditional Ktunaxa territory and that that does not indicate endorsement of the business by any Ktunaxa band.

"Pink Bench Distilling" is a registered trademark with the US Patent Office and the Company logo is currently processing.

Please see **Exhibit A**, our Business Plan, **Exhibit B**, our Pitch Deck (PDF and Prezi link on the campaign page) for further information on a description of our business and business plan. Please also see **Exhibit C**, a description of our intended use of proceeds, **Exhibit D**, our Reviewed Financials, **Exhibit E**, the transcript of our video, **Exhibit F,** the form of our Subscription Agreement, and **Exhibit G**, 5 things you should know before investing, and **Exhibit H**, our Crowdfunding Page, **Exhibit I**, our Articles of Incorporation, and **Exhibit J**, a Testing of the Waters advertisement displayed with the requisite disclosures prior to the filing of our Form C.

(e) The current number of employees of the issuer.

No salaried employees at the time of filing

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

The Company faces competition from much larger distilleries and more established craft distilleries. While the market share of craft distilleries is significantly increasing each year, as of 2018 large distilleries still accounted for 94.2% of all U.S. spirits sales (Barnes 2019 Distilleries & Alcohol-Making Market Report). The Company is also competing for market share against more established craft distilleries with longer operating histories. There is no guarantee that the Company will be able to retain or expand its market share in this environment.

Alcohol consumer trends are dynamic, and the Company's success will depend on its ability to develop and commercialize new products. The Company operates in an ancient industry with a reliable consumer demand; however, market trends do change. New products will need to be considered and introduced to remain relevant to consumers. The Company's future success will depend, in part, on its ability to improve its core products, to develop new products, and to provide necessary services and support to its customers. The Company may not have the resources or experience to develop and commercialize products and services that are sufficiently compelling to retain or expand its market share.

The Company has submitted the state and federal distillery license applications and approval is pending. The revenue of the Company relies heavily on the production and sale of alcoholic beverages, the production of which requires licenses through both the state and the federal government. The process to acquire the licensing has been initiated and the Company does not foresee obstacles to approval, but we could not operate our business if the final approvals were to be withheld for any reason.

The Company relies heavily on a few key personnel. The Company's success depends substantially on the efforts of two people, Kristina Boyd and Shawna Kelsey. The Company's success also depends on its ability to recruit, train, and retain qualified staff. The loss of the services of any of key personnel, or the Company's inability to recruit, train, and retain qualified staff, may have a material adverse effect on the Company's business and financial condition. The Company's general plan in place to replace key personnel, create skill redundancies among them, and establish excellence in hiring and retention practices may not succeed.

The Company has not made any profits to date. The Company has not begun operations. There is no guarantee that the Company will make profits in the future.

The Company may need to raise additional capital. Although the Company expects that it will be able to raise an amount of capital that will be sufficient to meet its requirements for the foreseeable future, the Company is not working with an underwriter, placement agent or similar party. There is no guarantee that the Company will raise any particular amount in this offering. In addition, the Company's capital requirements could be greater than currently anticipated. It is possible that the Company would need to raise additional capital to expand or continue operating its business. There is no guarantee that such additional capital would be available on terms favorable to the Company or its shareholders.

The Company has not engaged any financial advisors. The Company has not engaged any financial advisors to conduct a due diligence examination of the Company, determine the amount of funds needed to conduct its business, or advise on other financial matters. As a result, investors are not able to rely on the results of any such examination or any such advice. In addition, the Company's financial statements and projections have been prepared internally and have been reviewed by an independent CPA firm, but those financials have not been audited by a certified public accountant. Although the Company has endeavored to make financial statements as accurate and clear as possible, the statements may contain errors.

The Company is not required to pay cash dividends to investors. The Company is not required to, and there is no guarantee that the Company will, pay cash dividends on shares of Preferred Stock in any year or at all. Investors could be required to hold their investment indefinitely without receiving any cash distributions. The Company's directors may consider factors other than the financial interests of its shareholders when determining use of net income.

Investors have limited opportunities for exit. It is unlikely that there will ever be substantial secondary market trading in the Company's stock, and investors' ability to sell their shares are further limited by significant transfer restrictions under applicable securities laws and the terms of the Subscription Agreement. Although investors may be able to recover their investment amount if the Company elects to redeem shares or enter into a merger or sale of assets transaction, the Company is not required, and has no current plans, to do any of those things. As a result, investors may be required to hold their shares indefinitely, with little or no ability to resell their shares or otherwise recover their investment amount.

Investors have very limited voting rights. Except as required by law, the Preferred Stock has no voting rights and all shareholder voting rights belong to holders of common stock. Currently 100% of the outstanding shares of common stock are held by the Company's officers and directors, and consequently these persons generally control all aspects of the Company's vision, strategy, and day to day operations. Investors must rely on the common stockholders to elect qualified directors and on the Company's directors and officers to make strategic and operational decisions that will enable the Company to succeed.

Technology failures or natural disasters could adversely affect the Company. The Company relies on computers, servers, and software to track inventory, sales, and finances and thus it is vulnerable to a possible equipment or technology failure or attack by malicious hackers. In addition, the Company operates in a geographic area that is exposed to wildfire, drought, severe winter weather, and other natural disasters. Such events could limit or shut down the Company's operations for a period of time, cause reputational damage, or otherwise lead to a loss of revenue or an increase in costs for the Company.

The Company could be held to violate intellectual property rights of third parties. The Company has secured trademark rights to its brand and is not aware of any third-party rights that are infringed by its existing or contemplated business activities. However, the Company has not performed any freedom to operate analyses, and there is no guarantee that the Company will not be sued for infringement by third parties or that the Company will not need to modify its brands, products, or services to avoid infringement.

The offering price of shares of Preferred Stock is arbitrary. The offering price of $1 per share of Preferred Stock bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Company.

The Company may revise the use of proceeds of this offering. This offering memorandum describes the Company's current intentions regarding use of proceeds of this offering. However, the Company will remain free to use such proceeds in a different manner, based on the judgment of its officers and directors. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

No tax advice. No representation or warranty of any kind is made by the Company or its officers, directors, counsel or other agents or advisors with respect to any tax consequences of any investment in the Company. Each prospective investor is hereby advised to seek their own tax advice concerning the tax consequences of an investment in the company.

The Company's legal counsel has not conducted any due diligence with respect to the offering. The Company has engaged The Kassan Group to assist the Company in determining legal requirements related to this offering, preparing this offering memorandum, and obtaining required approvals under applicable securities laws. However, they have not conducted any independent due diligence on the Company or otherwise attempted to verify any representations or other statements made by the Company, herein or otherwise, with respect to its business, financial condition, prospects, or plans. The Kassan Group does not represent investors with respect to this offering, and investors are hereby advised to consult their own legal and financial advisors in connection with their investment decisions.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $58,000, and the deadline to reach this amount is April 30, 2023.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount of $58,000, up to a total of $377,000 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount, we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering.

Once we reach the below amount minimum target amount (First Milestone), that amount will be closed, and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us.

Once we reach our maximum target offering amount or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (if we have raised at least our minimum target offering amount). Investors will be notified of each closing before the funds they have committed are released to us.

First Milestone: $58,000 (minimum target amount)

(i) A description of the purpose and intended use of the offering proceeds.

The Company will use the proceeds of this offering to purchase distilling equipment, purchase distilling management software, facility buildout, fermenting and commercial kitchen equipment, staffing and professional services and marketing.

The Company is seeking up to $377,000 in total funding. Below is a breakdown of the use of proceeds for each milestone.

Category	Campaign Total	Milestone 1 (minimum target amount)
Distilling and food service Equipment	$100,000	$58,000
Operations- including staffing, professional services, and distilling management software	$76,000	$0
Tenant Improvements including buildout of	$150,000	$0

distillery, tasting room and small commercial kitchen		
Marketing- including the development of a brand kit, online presence, customer relations, and advertising	$21,000	$0
Sustainability- including the buildout of the local economic development side of the business including environmental projects that support sustainable harvesting of botanicals, and forest and wildlife preservation	$30,000	$0
Total	$377,000	$58,000

First Milestone: $58,000 (minimum target offering amount) - funds the purchase and delivery of a 200-gallon commercial grade brandy and gin still.

In Summary, if the company raises its full maximum target offering amount, the Company will be able to purchase the equipment required to distill our wild botanical spirits and make food for out tasting room customers, as well as make tenant improvements, hire staff, market the business, and actively participate in the sustainable management of the natural resources in our area.

Please see **Exhibit C**, our Use of Funds Narrative, for a further description of our proposed use of proceeds.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

The intermediary, MiTec, PBC, under the tradename Crowdfund Montana, will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, Crowdfund Montana will send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive. Crowdfund Montana will then direct the refund of the investor's funds.

Please note that the company may choose not to accept an investment for any reason.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Securities are prices based on the Original Issue Price.

The price to the public of the securities is $1 per share of preferred stock, up to $377,000 (377,000 shares). The post raise valuation (if all 377,000 shares are sold) will be $1,777,000.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company is owned only by the Founders as shown in Item (c) above.

The Company is offering a minimum of $58,000 and a maximum of $377,000 in Preferred Stock. The issuer may sell up to 377,000 shares of Preferred Stock if the maximum amount of the offering is reached.

Target Dividend Rate:	5%.
Purchase Price:	$1 per share ("Original Issue Price"); based on a $1.4 million pre-money valuation.
Preferred Dividends:	Preferred Shareholders shall receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor.
	Following the end of each fiscal year, the Board shall determine whether it is advisable to pay a Preferred Dividend.
	To the extent a Preferred Dividend is paid, it shall be calculated with reference to the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like).
	For each fiscal year, the target Preferred Dividend (**"Target Dividend"**) shall be five percent (5%) of the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like) (prorated for any partial year of ownership).
	For each fiscal year, unless each Preferred Shareholder receives the Target Dividend, no dividend shall be paid or declared on any Common Stock.

In any year in which the Preferred Shareholders receive the Target Dividend the Common Shareholders receive a per share dividend equal to that received by the Preferred Shareholders, Preferred Shareholders shall fully participate in any additional dividends paid to the Common Shareholders on a per share basis.

Redemption Rights: Following the fifth anniversary of his or her investment, a Preferred Shareholder may request redemption of his or her stock. The redemption price shall be equal to the Original Issue Price.

If the Board determines that a requested redemption may impair the Company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.

Liquidation Preference: After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows:
•   first, to the holders of Preferred Stock, in an amount per share equal to the Original Issue Price (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon;
•   second, to the holders of Common Stock, in an amount per share equal to the Original Issue Price for the Preferred Stock (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon; and
•   third, to the holders of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis.
Any merger or consolidation involving the Company (unless stockholders of the Company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be considered a liquidation triggering payment of the foregoing amounts.

Voting Rights: The Preferred Shareholders shall have no voting rights.

Information Rights: The Company will deliver to the Preferred Shareholders un-audited financial statements no later than 90 days following the close of the fiscal year.

The above is intended to be only a summary of some of the key terms of the Preferred Stock. The above is not a complete description of the terms of the Preferred Stock. Please see the form of the Subscription Agreement filed with the SEC with this offering statement as **Exhibit F**. The above summary is qualified in its entirety by **Exhibit F**.

The Company has not issued any other class of securities as of the time of this offering.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The founders have the absolute right to make decisions with respect to the company. It is possible that the founders will make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Preferred Stock are valued at Original Issue Price (face amount) based on how much has been raised. For example, you will pay $500 for 500 shares of Preferred Stock (the minimum investment amount is $500). The price per share is $1 based on a $1,400,000 pre-money valuation.

If the maximum target amount of $377,000 is raised, the founders will collectively own 78.78% and investors will own 21.22% of the total issued stock. The post-raise valuation will be $1,777,000.

Note that the preferred shares in this offering do not have voting rights. The founders will still have all the voting rights following the raise.

The Company has the right to sell additional shares of equity or debt securities. Some of these additional classes of securities could have rights that are superior to those of the Preferred Stock. For example, the company could incur additional debt that will be secured by equipment, inventory, or other assets of the Company.

The rights of the Preferred Shareholders are summarized in (m)(1) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The Preferred Shareholders will have no voting rights. The company will have the right to redeem all, or any portion of, the outstanding shares of Preferred Stock. The method of selecting shares to be redeemed will be at the sole discretion of the Board.

The company's founders are the sole decision-makers for the company and could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

Investors must rely upon the judgment and skills of the founders, who are the sole common shareholders in the company. As Preferred Shareholders, investors in this offering have no voting rights in the company except for any informational rights required by law.

The company founders will continue to own and control a significant percentage of the company following the raise, as well as for the foreseeable future. It is anticipated that the founders will retain significant control over the company's business and affairs.

If the company issues additional equity interests in the future, the investor's ownership in the company could be diluted.

There may be other circumstances in which the investor's ownership interest in the company could be diluted.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC operating under trade name Crowdfund Montana. The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to MiTec, PBC. is 6% of the offering proceeds distributed to the issuer. The platform is also entitled to reimbursement for any third-party escrow fees and transaction costs advanced on behalf of the Company.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The Company is a borrower on a Variable Rate Nondisclosable Draw Down line of credit loan in the amount of $278,467.40. The entity that owns the real property that will house the Company's distillery and tasting room facilities, Lake Camp, LLC, is also a borrower on the loan. The founders of the Company control both entities and have signed as personal guarantors for the loan, along with their domestic partners.

The maturity date of the note is October 15, 2023. At maturity, the loan converts to a mortgage for the portion of the loan proceeds attributable to Lake Camp, LLC and a business loan for the portion of the loan attributable to the Company. At the time of filing, the portion of indebtedness attributable to the Company is $39,356.12.
The loan has a variable interest rate as follows:

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Prime Rate - Wall Street Journal (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each Day. Borrower understands that Lender may make loans based on other rates as well. **The Index currently is 3.500% per annum.** Interest on the unpaid principal balance of this Note will be calculated as described in the "INTEREST CALCULATION METHOD" paragraph using a rate of 2.000 percentage points over the Index (the "Margin"), adjusted if necessary for any minimum and maximum rate limitations described below, resulting in an initial rate of 6.000% per annum based on a year of 360 days. If Lender determines, in its sole discretion, that the Index has become unavailable or unreliable, either temporarily, indefinitely, or permanently, during the term of this Note, Lender may amend this Note by designating a substantially similar substitute index. Lender may also amend and adjust the Margin to accompany the substitute index. The change to the Margin may be a positive or negative value, or zero. In making these amendments, Lender may take into consideration any then-prevailing market convention for selecting a substitute index and margin for the specific Index that is unavailable or unreliable. Such an amendment to the terms of this Note will become effective and bind Borrower 10 business days after Lender gives written notice to Borrower without any action or consent of the Borrower. NOTICE: Under no circumstances will the interest rate on this Note be less than 6.000% per annum or more than the maximum rate allowed by applicable law.

(q) A description of exempt offerings conducted within the past three years.

None.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our reviewed financials, which have been filed with the SEC as **Exhibit D** to this offering statement, and the related notes and other financial information included elsewhere in this offering.

Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Naiad Creative, Inc. is a newer corporation formed in August of 2021. The Company is pre-revenue and has no prior operating history.

The primary activity of the Company will be distilling spirits from fruit and botanicals sourced locally in the area of Troy, Montana. The Company aims to impact the local economy by creating jobs for people interested in participating in the sustainable harvesting of apples for brandy and forest botanicals for spirits, such as gin, whiskey, and vodka.

The Company does not own any significant assets at this point but will use a portion of the proceeds from this raise to purchase a still and other commercial production and cooking equipment.

The company has incurred $39,356 in debt as part of the tenant improvements it is making to the property that will be used for distilling spirits and operating an adjacent tasting room with food service.

The Company has access to a line of credit totaling $278,467 that it shares with a separate entity owned and controlled by the founders of the Company. The Company has a rental agreement in place to lease the space owned by the co-borrower entity, Lake Camp, LLC, a Montana Limited Liability Company. The founders and their domestic partners are personal guarantors for the line of credit.

Upon maturity (October 15, 2023), the line of credit converts to a mortgage for the portion of the draw down that is attributable to ownership of the building (Lake Camp, LLC) and a business loan for the portion of the line of credit that is attributable to the tenant improvements and equipment purchases for the distilling and tasting room operations.

Milestones Reached so Far

- We have leased our business premises
- We have secured a line of credit for tenant improvements and equipment purchases
- We have secured a Federal Distilled Spirits Plant permit and we have completed audits for our Montana Domestic Distillery License
- Our botanical collection program has completed the Federal NEPA (National Environmental Policy Act) process, including Tribal consultation. We acknowledge that our business works across historic traditional Ktunaxa territory. This acknowledgement does not indicate endorsement of the business by any Ktunaxa band
- Our business tradename, Pink Bench Distilling, has a registered trademark with the USPTO and our logo is currently processing
- The founders have completed an apprenticeship program with a craft distillery in Kalispell, MT
- The founders have received small business mentoring from SCORE and the 56 Strong Program through Prospera Women's Business Network

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the

principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000 financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $618,000, but not more than $1,235,000 financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's Reviewed Financials have been filed with the SEC with this offering statement as **Exhibit D**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the Crowdfund Montana site, frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such a report will be available on the issuer's website.

We will file any required annual reports with the SEC and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report will be posted at pinkbenchdistilling.com by April 30, 2024.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C for further information about the offering.

Exhibits List

Exhibit A: Business Plan
Exhibit B: Pitch Deck
Exhibit C: Use of Proceeds narrative
Exhibit D: Reviewed Financials
Exhibit E: Video Transcript
Exhibit F: Subscription Agreement
Exhibit G: Five things to know before investing

Exhibit H: Crowdfunding Page
Exhibit I: Articles of Incorporation
Exhibit J: Testing the Waters Advert